November 30, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 973-802-8287

Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102
Attn: Kathleen M. Gibson, Vice President
Secretary and Corporate Governance Officer

> **Re: Prudential Financial, Inc.**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 1-16707**

Dear Ms. Gibson:

We have reviewed your response letter dated October 10, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please file on EDGAR your October 10, 2007 response letter and your response letter to this comment letter and any other correspondence you send us in connection with our review of your filing.

2. We note our prior Comment 5 in which we asked you to quantify the various ROE, AOI and EPS targets mentioned in the section starting on page 16 entitled "Linking Compensation to Performance." We further note your response in which you state that the various target measures are weighted and used to formulate the size of a bonus pool for the executive officers and that you base the actual awards to each executive officer on individual performance. Your disclosure appears to indicate that this bonus pool pertains to your nine executive officers, two-thirds (six) of whom appear to be your named executive officers. The targets appear to be material to determining the final awards to the named executive officers. It also appears that individual performance is a material factor. Therefore, you should disclose the targets and analyze how and why individual

performance resulted in the awards the committee made to the named executive officers.

3. You have qualified many of your responses to our comments, saying that you will provide required disclosure, "to the extent practicable." In your next response letter, please undertake to provide the requested disclosure without this qualification. If you believe that any of our comments request disclosure that would be impracticable, in each case, please explain your reasons for that belief and whether or not you plan to provide the disclosure in future filings.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel